SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✔               Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____          No    ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.          an announcement regarding list of directors and their roles and function of China Petroleum & Chemical Corporation (the “Registrant”);
2.          an announcement regarding poll results of the first extraordinary general meeting for the 2020 of the Registrant;
3.          an announcement regarding resignation of director of the Registrant; and
4.          an announcement regarding board meeting resolutions of the Registrant;

Each made by the Registrant on March 25, 2020.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Executive Directors
•	Ma Yongsheng
•	Ling Yiqun

Non–Executive Directors
•	Zhang Yuzhuo
•	Yu Baocai
•	Li Yong

Independent Non–Executive Directors
•	Tang Min
•	Fan Gang
•	Cai Hongbin
•	Ng, Kar Ling Johnny

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.
Strategy Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Ma Yongsheng
Ling Yiqun
Fan Gang
Cai Hongbin

Audit Committee
Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Tang Min
Cai Hongbin

Remuneration and Appraisal Committee
Function	Name
Chairman	Fan Gang
Member	Ma Yongsheng
Ng, Kar Ling Johnny

Nomination Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Tang Min
Ng, Kar Ling Johnny

Social Responsibility Management Committee
Function	Name
Chairman	Zhang Yuzhuo
Member	Tang Min
Fan Gang

Beijing, 25 March 2020
As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng #, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Poll Results of the First Extraordinary General Meeting for the Year 2020

I. CONVENING AND ATTENDANCE OF THE EGM

China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) held its first extraordinary general meeting for the year 2020 (the “EGM” or the “Meeting”) at Beijing Shengli Hotel, No. 3 Beishatan, Deshengmen Wai, Chaoyang District, Beijing, PRC on Wednesday, 25 March 2020 at 9:00 a.m.

1. Number of shareholders and authorised proxies attending the EGM	69
of which: A shareholders	67
H shareholders	2
2. Total number of valid voting shares held by the attending shareholders or proxies	96,962,485,081
of which: A shares	83,111,662,549
H shares	13,850,822,532
3. Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the shareholders to attend and validly vote at the EGM (%)	80.087153
of which: A shares	68.646925
H shares	11.440228

As at the registration date (i.e. at the close of business on 24 February 2020), the total number of shares issued by the Company was 121,071,209,646 shares. The total number of shares entitling the shareholders to attend and vote on a resolution at the EGM was 121,071,209,646 shares. The shareholders of the Company did not hold any shares that entitling the shareholder to attend and abstain from voting in favour or that are required to abstain from voting. Nor had any shareholders of the Company stated their intention in the circular of Sinopec Corp. dated 7 February 2020 to vote against the relevant resolution or to abstain from voting at the EGM.

The EGM was convened by the board of directors of Sinopec Corp. (the “Board”). Mr. Ma Yongsheng, Director, chaired the EGM. The Company currently has 8 Directors and 8 Supervisors as at the time of the EGM. Mr. Ma Yongsheng, as Director, attended the EGM; Mr. Yu Baocai, Mr. Ling Yiqun and Mr. Li Yong, as Directors, Mr. Tang Min, Mr. Fan Gang, Mr. Cai Hongbin and Mr. Ng, Kar Ling Johnny, as Independent Non-executive Directors, did not attend the EGM due to the prevention and control of the Covid-19. Mr. Yu Xizhi, as Supervisor, attended the EGM; Mr. Zhao Dong, Chairman of the Board of Supervisors of Sinopec Corp., Mr.Jiang Zhenying, Mr. Yang Changjiang, Mr. Zhang Baolong, Mr. Zou Huiping, Mr. Zhou Hengyou, Mr. Yu Renming, as Supervisors, did not attend the EGM due to the prevention and control of the Covid-19. Mr. Huang Wensheng, Vice President and the Secretary to the Board attended the EGM. The convening of and the procedures for holding the EGM, and the voting procedures at the EGM were in compliance with the requirements of the Company Law of the People’s Republic of China (“PRC”) and the articles of association of Sinopec Corp. (the “Articles of Association”).

II. POLL RESULTS OF THE EGM

Ordinary Resolution:

1.	To elect Mr. Zhang Yuzhuo as a non-executive director of the seventh session of the board of directors of the Company.

Results: Approved

Voting details:
Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	83,097,603,419	99.983271	13,903,460	0.016729
H Share	13,436,485,654	97.008576	414,336,878	2.991424
Total	96,534,089,073	99.558344	428,240,338	0.441656

III. WITNESS BY LAWYERS

Mr. Gao Wei and Ms. Xu Min from Haiwen & Partners, the PRC Legal Counsel of Sinopec Corp., issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the EGM, the eligibility of the convenor of the EGM, the eligibility of the shareholders (or their proxies) attending the EGM and the voting procedures at the EGM were in compliance with the requirements of relevant laws and the Articles of Association and the voting results at the EGM were valid.

In accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Hong Kong Registrars Limited, the H share registrar of Sinopec Corp., was appointed as the scrutineer in respect of the voting at the EGM.

IV. DOCUMENTS FOR INSPECTION

1.	The Resolution passed at the EGM as signed and confirmed by all the attending Directors and the recorder with the Board’s seal;

2.	The Legal Opinion as signed by the person in charge of the witness law firm with the law firm’s seal.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng

Vice President, Secretary to the Board

Beijing, PRC
25 March 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Resignation of Director

The board of directors (the "Board") of China Petroleum & Chemical Corporation ("Sinopec Corp." or the “Company”) announces that due to his age, on 24 March 2020, Mr. Li Yunpeng tendered his resignation to the Board as non-executive director, member of the Remuneration and Appraisal Committee of the Board of Sinopec Corp. (the "Resignation").

Mr. Li Yunpeng has confirmed that he has no disagreement with the Board and there are no other matters relating to the Resignation that need to be brought to the attention of shareholders of Sinopec Corp.

Mr. Li Yunpeng is diligent and responsible during his tenure. The Board would like to express its gratitude to him for his hard working and outstanding contribution to the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
25 March 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng #, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Announcement on Resolutions of the Eleventh Meeting of the Seventh
Session of the Board of Directors
The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

The eleventh meeting (the “Meeting”) of the seventh session of the Board (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) was convened and held on 25 March 2020 by way of written resolutions with the written notice and relevant material dispatched on 13 March 2020.

The Meeting was convened and held in compliance with the requirements of relevant laws, regulations, provisions, regulatory documents and the articles of association of China Petroleum & Chemical Corporation (“Articles of Association”). The following resolutions have been considered and approved by all Directors at the Meeting:

1.	To elect Mr. Zhang Yuzhuo as the Chairman of the seventh session of the Board of Sinopec Corp.

Please refer to the circular for the first extraordinary general meeting for 2020 of Sinopec Corp. dated 7 February 2020 for the biographical details and other relevant information of Mr. Zhang Yuzhuo.

2.
To appoint Mr. Zhang Yuzhuo as Chairman of the Strategy Committee, Chairman of the Nomination Committee and Chairman of the Social Responsibility Management Committee of the seventh session of the Board of Sinopec Corp. To appoint Mr. Ma Yongsheng as member of the Remuneration and Appraisal Committee of the seventh session of the Board of Sinopec Corp.

3.	To appoint Mr. Liu Hongbin as Senior Vice President of the Company.

In accordance with the Articles of Association and the nomination of the President, the Board appointed Mr. Liu Hongbin as Senior Vice President of Sinopec Corp. (please refer to the appendix for the biographical details) with a term commencing from the date of approval by the Board to May 2021. All Independent Non-executive Directors of the Company have expressed their independent opinions and agreed on the above senior management appointment.

Each of the above resolutions was unanimously approved by 9 votes without any vote against the resolutions nor abstained from voting.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board

Beijing, PRC
25 March 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Appendix: The biography details of Mr. Liu Hongbin

Liu Hongbin, aged 57. Mr. Liu is a senior engineer with a bachelor degree. In June 1995, he was appointed as the chief engineer of Tuha Petroleum Exploration & Development Headquarters; in July 1999, he was appointed as the deputy general manager of PetroChina Tuha Oilfield Company; in July 2000, he was appointed as the commander and Deputy Secretary of CPC Committee of Tuha Petroleum Exploration & Development Headquarters; in March 2002, he served as the general manager of the Planning Department of PetroChina Company Limited (“PetroChina”); in September 2005, he served as the director of the Planning Department of China National Petroleum Corporation (“CNPC”); in June 2007, he was appointed as the Vice President of PetroChina, and in November 2007, he served concurrently as the general manager and Secretary of CPC Committee of the Marketing Branch of PetroChina; in June 2009, he served concurrently as the general manager and Deputy Secretary of CPC Committee of the Marketing Branch of PetroChina; in July 2013, he was appointed as Member of the Leading Party Member Group and the deputy general manager of CNPC and in August 2013, he served concurrently as an executive director and general manager of Daqing Oilfield Company Limited, director of Daqing Petroleum Administration Bureau and Deputy Secretary of CPC Committee of Daqing Oilfield; in May 2014, he served concurrently as a director of PetroChina; in November 2019, he was appointed as Member of the Leading Party Member Group and Vice President of China Petrochemical Corporation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: March 26, 2020